UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 4, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited are set out below:

Liu Shaoyong (Chairman)

Li Yangmin (Vice Chairman, President)

Tang Bing (Director)

Wang Junjin (Director)

Lin Wanli (Independent non-executive Director)

Shao Ruiqing (Independent non-executive Director)

Cai Hongping (Independent non-executive Director)

Dong Xuebo (Independent non-executive Director)

Yuan Jun (Employee Representative Director)

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Committee ________________________ Director	Audit and Risk Management Committee	Nomination and Remuneration Committee(Note)	Planning and Development Committee	Aviation Safety and Environment Committee

Liu Shaoyong		chairman(Note)

Li Yangmin				chairman

Tang Bing			chairman

Wang Junjin

Lin Wanli	member	member	member

Shao Ruiqing	chairman			member

Cai Hongping	member	member

Dong Xuebo		member	member

Yuan Jun				member

Note:

When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Lin Wanli.

Shanghai, the People’s Republic of China

29 April 2020